UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Clene Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

0001822791
(CUSIP Number)

David Harkness, 3200 West Clubhouse Dr., Suite 200, Lehi, Utah 84043* Name, Address and Telephone Number of Person Authorized to Receive* Notices and Communications

December 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule*
 13G to report the acquisition that is the subject of this*
 Schedule 13D and is filing this schedule because of 240.13d-1(e),* 240.13d-1(f)or 240.13d-1(g), check the following box ( ).


SCHEDULE 13D
CUSIP No.
0001822791

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF*
ABOVE PERSONS (ENTITIES ONLY)

AK Holding Company, LC (EIN 87-0631722)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [   ]
(b)  [x]

3 SEC USE ONLY


4. SOURCE OF FUNDS

00

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT*
 TO ITEMS 2(D) OR 2(E)

[  ]

CITIZENSHIP OR PLACE OF ORGANIZATION

The Reporting Person is a Utah limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*

7. SOLE VOTING POWER 5,135,676 (1)

8. SHARED VOTING POWER 0

9. SOLE DISPOSITIVE POWER 5,135,676 (1)

10.SHARED DISPOSITIVE POWER 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING*
 PERSON 5,135,676 (1)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)*
 EXCLUDES CERTAIN SHARES [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.63% (2)

14. TYPE OF REPORTING PERSON CO

(1). This amount does not include 864,661 shares of Common Stock that* would be issued to AK Holding Company, LC if it elected to convert* Its Series A warrant and 160,221 shares of Common Stock that would* be issued to AK Holding Company, LC if it elected to convert* its senior warrant.

(2). If AK Holding Company, LC were to exercise both warrants* described in (1) above, and all other things remained equal, the* equity percentage of AK Holding Company, LC would increase to 10.2%.


Item 1.	Security and Issuer

The name of the issuer is Clene Inc. (Issuer). Issuers principal* executive office is 6550 South Millrock Drive, Suite G50, Salt*
 Lake City, Utah 84121.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by AK Holdings Company, LC,* a Utah limited company. Alan Ashton (Mr. Ashton) and Karen Ashton* (Mrs. Ashton) each own 50% of AK Holdings Company, LC. As a result,* Mr. Ashton and Mrs. Ashton may be deemed to share voting and* dispositive power with respect to the securities held by the*
 Reporting Person.

(b) The principal business address of the Reporting Person, Mr. Ashton,* and Mrs. Ashton is 3200 W. Clubhouse Dr., Suite 200, Lehi UT 84043.

(c) Mr. Ashton and Mrs. Ashton own and control several family owned* business entities, all operated from 3200 West Clubhouse Drive, Lehi,* Utah 84043. Neither Mr. Ashton nor Mrs. Ashton is directly employed* by any employer.

(d) During the last five years, none of the Reporting Person, Mr.* Ashton, or Mrs. Ashton has been convicted in a criminal proceeding* (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person, Mr* Ashton or Mrs. Ashton has been a party to a civil proceeding of a* judicial or administrative body of competent jurisdiction and as a* result of such proceeding was or is subject to a judgment decree* or final order enjoining future violation of, or prohibiting or* mandating activities subject to, federal or state securities laws* or finding any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Considerations

 AK Holding Company, LC purchased shares of Clene Nanomedicine, Inc.* several years ago and received the shares of Common Stock set forth* herein as the result of the Business Combination described in*
 Item 4, below.

Item 4.Purpose of Transaction

 On December 30, 2020 (the Closing Date), the Issuer consummated the* previously announced business combination (the Business Combination* pursuant to a merger agreement, dated as of September 1, 2020*
 (the Merger Agreement), by and among the Issuer (who was at such* time doing business as Clene Nanomedicine Inc.(Clene), Tottenham* Acquisition I Limited (Tottenham), Chelsea Worldwide Inc., a* Delaware corporation and wholly owned subsidiary of Tottenham (PubCo)* Creative Worldwide Inc., a Delaware corporation and wholly owned* subsidiary of PubCo (Merger Sub), and Fortis Advisors LLC, a Delaware* limited liability company as the representative of the Issuers* stockholders (Stockholders Representative). Tottenham is a British* Virgin Islands company incorporated as a blank check company* for the purpose of entering into a merger, share exchange,* asset acquisition, stock purchase, recapitalization, reorganization* or other similar business combination with one or more businesses or* entities. Other than as described above in this Item 4, none* of the Reporting Person nor any of the individuals referenced in*
 Item 2 have any plans or proposals with respect to the Issuer which* relate to or would result in the events listed for Item 4*
(a) to (j)of the instructions for Schedule 13D.

Item 5.Interest in Securities of the Issuer

(a)	 5,135,676 (1)

(b)	 5,135,676 (1)

(c)	 0

(d)	 0

(e)	N/A

Item 6.Contracts, Arrangements, Understandings or Relationships* with Respect to Securities of the Issuer

	N/A

Item 7.Material to Be Filed as Exhibits

	None

Signature

 After reasonable inquiry and to the best of my knowledge and belief, I* certify that the information set forth in this statement is true,* complete and correct.

January 6, 2021

Dated

/s/
Signature

David Harkness,  Manager